Exhibit 21

Subsidiaries of National Fuel Gas Company

As of September 30, 2013

Legal Name	State or Other Jurisdiction of Incorporation or Organization

National Fuel Gas Distribution Corporation	New York
National Fuel Gas Supply Corporation	Pennsylvania
Seneca Resources Corporation	Pennsylvania
Empire Pipeline, Inc.	New York
Horizon Power, Inc.	New York
National Fuel Resources, Inc.	New York
National Fuel Gas Midstream Corporation	Pennsylvania
NFG Midstream Covington, LLC	Pennsylvania
NFG Midstream Trout Run, LLC	Pennsylvania
NFG Midstream Processing, LLC	Pennsylvania
NFG Midstream Mt. Jewett, LLC	Pennsylvania
Seneca-NFG Midstream Owls Nest, LLC	Pennsylvania
NFG Midstream Tionesta, LLC	Pennsylvania
NFG Midstream Clermont, LLC	Pennsylvania